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                                                                    EXHIBIT 99.1

                                                              [Preliminary Copy]

                    SHAWNEE FINANCIAL SERVICES CORPORATION
                              115 E. Main Street
                          Everett, Pennsylvania 15537

                               June _____, 1995


  Dear Shareholder:

        A Special Meeting of the Shareholders of the Shawnee Financial Services Corporation ("Shawnee") will be held on Tuesday, August 1, 1995, at 11:00 a.m., local time, at the Board Room of The Everett Bank, 115 East Main Street, Everett, Pennsylvania 15537.

        The purpose of the Special Meeting is to consider and vote upon a proposal to approve an Agreement and Plan of Reorganization and a related Agreement and Plan of Merger (collectively, the "Plan of Merger") providing for the merger of Shawnee into Keystone Financial, Inc. ("Keystone").
  Keystone is a bank holding company with its principal office in Harrisburg, Pennsylvania. Through its subsidiary banks, Keystone currently maintains 140 banking offices in central and southeastern Pennsylvania, western Maryland and northeastern West Virginia.

        If the merger is approved, Shawnee shareholders will receive 6.25 shares of Keystone Common Stock in exchange for each share of Shawnee Common Stock owned by them. Upon consummation of the merger, Shawnee shareholders will no longer hold any interest in Shawnee. Instead, you will be a shareholder of Keystone. Keystone Common Stock is quoted on the NASDAQ National Market System under the symbol "KSTN." Based on the June 20, 1995 closing sale price for Keystone Common Stock of $28.125 per share, the value of the 6.25 shares of Keystone Common Stock being offered for each Shawnee share in the merger would be $175.78. Shareholders should note that the market value of the Keystone Common Stock may change prior to consummation of the merger. SHAREHOLDERS ARE ENCOURAGED TO READ AND CAREFULLY CONSIDER THE ATTACHED PROXY STATEMENT/PROSPECTUS WHICH CONTAINS A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE PROPOSED MERGER AND PROVIDES DETAILED FINANCIAL, BUSINESS AND OTHER INFORMATION CONCERNING SHAWNEE AND KEYSTONE.

        The Board of Directors of Shawnee has carefully considered the Plan of Merger and believes that the proposed merger is in the best interests of Shawnee and its shareholders. ACCORDINGLY, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE PLAN OF MERGER. All the executive officers and directors of Shawnee have advised Shawnee of their intention to vote the shares of Shawnee Common Stock owned by them in favor of the Plan of Merger.

        The affirmative vote of the holders of 75% of all outstanding shares of Shawnee Common Stock is necessary for approval of the Plan of Merger. Your vote is important regardless of the number of shares you own. We urge you to participate in this significant development by marking, signing, dating and returning promptly the enclosed proxy in the accompanying postage paid, pre-addressed envelope, whether or not you plan to attend the Special Meeting.
  You will retain the right to vote your shares in person at the Special Meeting if you so desire. All properly executed proxies not previously revoked will be voted at the Special Meeting in accordance with the instructions given on the proxy. Proxies containing no voting instructions regarding the proposal to approve the Plan of Merger will be voted in favor of the merger.

                                         Sincerely yours,



                                         Samuel K. Bohn
                                         President and Chief Executive Officer